UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 19, 2010

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES EXTENSION OF EARLY TENDER PERIOD IN EXCHANGE OFFERS FOR ITS PERPETUAL SECURITIES

MONTERREY, MEXICO. April 19, 2010 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today the extension of the early tender date for its four separate private offers to exchange CEMEX’s currently outstanding Perpetual Debentures for new senior secured notes to be denominated in Dollars and Euros (the “New Senior Secured Notes”) until 5:00 p.m., New York City time, on April 23, 2010 (the “Revised Early Tender Date”). The extension will allow certain investors, who have experienced delays in receiving the documents from their respective custodians, additional time to review the exchange documents and consider the Exchange Offers (defined below). Furthermore, the minimum denominations for the New Senior Secured Notes denominated in Dollars is also being reduced from U.S.$100,000 to U.S.$70,000 in response to requests from eligible holders of the Perpetual Debentures that hold smaller parcels and that wish to participate in the Exchange Offers.

The Exchange Offers were launched on April 5, 2010, and all other terms of the Exchange Offers remain unchanged from the terms announced at launch. The issuer of the New Senior Secured Notes (the “Issuer”) is CEMEX España, S.A., acting through its Luxembourg branch. The Issuer is offering to exchange:

1.	any and all of the properly tendered and accepted outstanding U.S. dollar-denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures at U.S.$713.75 per U.S.$1,000 principal amount for New Dollar Senior Secured Notes (the “USD 6.196% Exchange Offer”),

2.	any and all of the properly tendered and accepted outstanding U.S. dollar-denominated 6.64% Fixed-to-Floating Rate Callable Perpetual Debentures at U.S.$716.25 per U.S.$1,000 principal amount for New Dollar Senior Secured Notes (the “USD 6.64% Exchange Offer”),

3.	any and all of the properly tendered and accepted outstanding U.S. dollar-denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures at U.S.$723.75 per U.S.$1,000 principal amount for New Dollar Senior Secured Notes (the “USD 6.722% Exchange Offer”), and

4.	any and all of the properly tendered and accepted outstanding Euro-denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures at €687.50 per €1,000 principal amount for either New Euro Senior Secured Notes or New Dollar Senior Secured Notes at the option of the exchanging holder (the “Euro Exchange Offer” and, together with the USD 6.196% Exchange Offer, the USD 6.64% Exchange Offer and the USD 6.722% Exchange Offer, the “Exchange Offers”). The exchange of Euro-denominated Perpetual Debentures for New Dollar Senior Secured Notes will be done at U.S.$1.3468 per €1.00, the official exchange rate published by the European Central Bank on April 1, 2010.

The Exchange Offers will expire at 11:59 p.m., New York City time, on April 30, 2010, unless extended or earlier terminated (which the Issuer may do in its absolute discretion). Eligible holders of the Perpetual Debentures who properly tender their Perpetual Debentures by the Revised Early Tender Date will receive an additional fee of U.S.$30 payable in additional principal amount of New Senior Secured Notes per U.S.$1,000 of principal amount tendered for the U.S. dollar-denominated Perpetual Debentures, and €30 per €1,000 of principal amount tendered for the Euro-denominated Perpetual Debentures. Withdrawal rights expired at the Original Early Tender Date (as defined below), and there will be no withdrawal rights for the remainder of the Exchange Offers.

As of 5:00 p.m., New York City time on April 16, 2010 (the “Original Early Tender Date”), the following amounts had been properly tendered and not withdrawn by series in addition to consenting to the Proposed Amendments to the indentures governing the Perpetual Debentures and the underlying Dual Currency Notes and the related amendments to certain collateral documents:

(1)	U.S.$190,421,000 in aggregate principal amount (or 54.41%) of outstanding U.S. dollar-denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures.

(2)	U.S.$335,846,000 in aggregate principal amount (or 44.78%) of outstanding U.S. dollar-denominated 6.64% Fixed-to-Floating Rate Callable Perpetual Debentures.

(3)	U.S.$379,394,000 in aggregate principal amount (or 42.15%) of outstanding U.S. dollar-denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures.

(4)	€428,109,000 in aggregate principal amount (or 58.65%) of outstanding Euro-denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures.

The requisite consents from a majority of the holders of the U.S. dollar-denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures and the Euro-denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures related to the USD 6.196% Exchange Offer and the Euro Exchange Offer, respectively, have been received and not revoked before the Original Early Tender Date. Accordingly, the condition relating to the receipt of such requisite consents from eligible holders on or prior to the Expiration Date has been satisfied for each of the USD 6.196% Exchange Offer and the Euro Exchange Offer.

In light of the amount of the Perpetual Debentures which have been tendered by the Original Early Tender Date, and considering the interest rates payable in respect of the Perpetual Debentures not yet tendered and its other current costs in respect of its other financial instruments, CEMEX has no present intention to redeem any series of the Perpetual Debentures as and when the Perpetual Debentures become redeemable. After an initial “no call” period, which varies between five and ten years depending on the issue date of various series of Perpetual Debentures, the Perpetual Debentures are redeemable at the option of the issuer, with the earliest call date occurring in December 2011.

Furthermore, although consummation of the Exchange Offers will preclude the deferral of the June 30, 2010 interest payment on the Perpetual Debentures, if and when all conditions to interest deferral on the Perpetual Debentures have been satisfied and if it is required for CEMEX to satisfy its other contractual obligations or realize its financial objectives, CEMEX will consider exercising its option to defer on subsequent interest dates.

The New Senior Secured Notes denominated in Dollars will mature in 10 years, pay a coupon of 9.25% annually, and be callable commencing on the fifth anniversary of their initial issuance. The New Senior Secured Notes denominated in Euros will mature in 7 years, pay a coupon of 8.875% annually, and be callable commencing on the fourth anniversary of their original issuance. The terms of the Exchange Offers provide for the exchange of the Perpetual Debentures at discounts from their principal amounts and thus, to the extent Perpetual Debentures are exchanged for New Senior Secured Notes, will reduce the aggregate principal amount of CEMEX’s outstanding financial obligations.

The New Senior Secured Notes in Dollars and Euros (i) will represent senior obligations of the Issuer, (ii) will be unconditionally guaranteed on a senior secured basis by the same guarantors of the Dual Currency Notes: CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., and (iii) since the New Senior Secured Notes are refinancing or replacing existing financial indebtedness under the Financing Agreement dated August 14, 2009, as amended, will share the same Collateral that secures the obligations under the Dual Currency Notes, the Financing Agreement and other senior secured debt having the benefit of such Collateral.

Holders of Perpetual Debentures who want to participate in the Exchange Offers must consent to the Proposed Amendments to the indentures governing the Perpetual Debentures and the underlying Dual Currency Notes and the related amendments to certain collateral documents. Each Exchange Offer is subject to, among other things, the condition that the consents of holders representing at least a majority in aggregate principal amount of the outstanding Perpetual Debentures of the applicable series have been received and not revoked. None of the Exchange Offers is contingent on the completion of any other Exchange Offer. Each Exchange Offer may be modified, extended or cancelled at any time.

The Exchange Offers are being made within the United States only to “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who would be participating in any transaction in accordance with Regulation S. The New Senior Secured Notes to be offered have not been registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements. The Exchange Offers are not being made to any person located or resident in the Republic of Italy. This press release does not constitute an offer to sell or the solicitation of an offer to buy Perpetual Debentures or New Senior Secured Notes in any jurisdiction in which such an offer or sale would be unlawful.

The New Senior Secured Notes will not be registered with the National Securities Registry, maintained by the Mexican National Banking and Securities Commission, and may not be offered or sold publicly in Mexico. The New Senior Secured Notes may be offered in Mexico to qualified and institutional investors, pursuant to the private placement provisions set forth in Article 8 of the Mexican Securities Market Law.

The New Senior Secured Notes will not be publicly listed.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the offerings described herein will be consummated or as to the terms of any such offering. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: April 19, 2010	By:	/s/ RAFAEL GARZA
	Name:	Rafael Garza
	Title:	Chief Comptroller